UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On June 27, 2023, AC Immune SA issued a press release announcing that it has received Fast Track designation from the U.S. Food and Drug Administration (FDA) for its wholly-owned anti-amyloid beta (Abeta) active immunotherapy (vaccine)-candidate, ACI-24.060, for treatment of Alzheimer’s disease (AD). This follows FDA clearance of the Investigational New Drug (IND) application enabling expansion to the USA of the ongoing Phase 1b/2 ABATE study of ACI-24.060 in patients with AD and individuals with Down syndrome (DS). Furthermore, the first individual with DS has been dosed in ABATE.

ACI-24.060’s Fast Track designation and IND clearance, as well as the expansion of ABATE to include individuals with DS were supported by positive initial interim safety and immunogenicity data from ABATE’s first, low dose AD cohort. Dosing in a second, higher dose AD cohort began earlier this year. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333- 255576, File No. 333-227016 and File No. 333-249655) and Form S-8 (File No. 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated June 27, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Christopher Roberts
	Name:	Christopher Roberts
	Title:	Vice President, Finance and Interim Chief Financial Officer

Date: June 27, 2023